Yuengling’s Ice Cream Corporation

One Glenlake Parkway, #650,

Atlanta, Georgia 30328

Phone: 404-885-6045

May 11, 2022

Securities and Exchange Commission

Washington DC

Division of Corporation Finance,

Office of Manufacturing

Yuengling’s Ice Cream Corp (f/k/a/ Aureus, Inc.)

Offering Statement on Form 1-A (Reg. A)

Filed May 4, 2021, Amended July 14, 2021, Amended July 29, 2021,

Post Qualification Amendment No. 1 Filed on October 8, 2021, Post Qualification Amendment No. 2 filed on December 20, 2021,

Post Qualification Amendment No. 3 filed on March 4, 2022, Post Qualification Amendment No. 4 filed on April 8, 2022 and Post Qualification Amendment No. 5 filed on April 18, 2022.

File No. 024-11517

Dear Sir or Madam,

I am writing in response to the SEC’s letter dated April 27, 2022 to Yuengling’s Ice Cream Corporation (“Yuengling’s” or the “Company”) and a phone conversation between Yuengling’s attorney Anthony Newton and SEC attorneys Bradley Ecker and Sherry Haywood on May 10, 2022.

Question #1: Please provide Significance Tests for Revolution and the Production Plant.

Production Plant:

Asset Test: 154.27%

Income Test: 34.89%

Investment Test: -5.78%

Revolution Desserts:

Asset Test: 59.23%

Income Test: 2.40%

Investment Test: 0.40%

Yuengling’s would emphasize that the Production Plant LOI has expired (please see #3 below and attached LOI), so that Significance Test is no longer relevant. Regardless of the results of the Significance Tests for Revolution, Yuengling’s wishes to stress that the Revolution transaction is becoming more and more unlikely due to the amount of time that has transpired and the requirements needed to close (the Reg A Qualification and capital raising, in particular being the most important of the closing conditions).

1

Question #2

How will purchase price consideration be paid?

Answer: Entirely with funds raised through the Reg. A.

Question #3

What is the status of the production plant acquisition and, if there is an agreement in place?

Answer: The LOI expired according to its terms on March 31, 2022. Please see the attached, executed Letter of Intent. The name of the production company has been redacted at their request.

Please contact me if you have any questions or would like to discuss anything further.

Very truly yours,

/s/ Robert C. Bohorad
Name: Robert C. Bohorad
Title: President and Chief Executive Officer

2

Certain identified information has been omitted from this exhibit because it is not material and would likely cause competitive harm to the registrant if publicly disclosed. [***] indicates that information has been omitted.

January 24, 2022

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Dear [***]:

Yuengling’s Ice Cream Corporation. (“Acquiror”) is pleased to submit this non-binding letter of intent (“Letter” or “LOI”) regarding the proposed acquisition (the “Transaction”) by the Acquiror, or a new entity to be formed by the Acquiror, to purchase certain assets of [***] (the “Company”) in accordance with the preliminary terms and conditions proposed in this Letter, including the Term Sheet attached hereby as “Attachment A” (the “Term Sheet”). The Acquiror and the Company together are defined as the “Parties” and individually, as a “Party”.

1.	Definitive and Collateral Agreements. Acquiror shall endeavor to incorporate the terms and conditions expressed in this Letter in a mutually acceptable definitive agreement, which provides for a simultaneous signing and closing (together, the “Definitive Agreement”). Other closing agreements to give effect to arrangements collateral to the Transaction shall be negotiated by the Parties concurrently with the negotiation of the Definitive Agreement.

2.	Confidentiality. The existence and contents of this Letter and the Term Sheet, and terms and negotiations regarding the Transaction, are intended to be confidential. None of the Parties shall discuss with or disclose to any third party the existence or contents of this Letter or Term Sheet or the discussions of the Parties regarding a potential transaction, except (i) with the express prior written consent of the other Party, (ii) as required by law, and (iii) with such Party’s directors, members, officers, employees, attorneys, lenders (and in the case of Acquiror, its prospective lenders and other sources of capital), accountants, or advisors (collectively, “Representatives”)) directly and solely for the purpose of evaluating and consummating the Transaction, including taking the actions contemplated by this Letter,; provided, however, that each Party shall be responsible for any breach of the confidentiality provisions of this paragraph 2 by its Representatives and/or equity holders.

3.	Announcements. Following the closing of the Transaction (the “Closing”), Acquiror may in its discretion make a public announcement regarding the Transaction provided, however, that Acquiror shall provide the Company a reasonable opportunity to review, and provide feedback with respect to, the content in advance of such public announcement. If Acquiror wishes to make a public announcement prior to Closing, Acquiror agrees to obtain approval from Company in advance. The primary exception to this condition is if the transaction is deemed a Material Event for the Acquiror and is required by SEC Regulations. If a public announcement is required, Acquiror will provide Company with reasonable advance notice and the opportunity to review and provide feedback with regard to the content of the announcement. Acquiror and Company agree to work diligently after the signing of the LOI and prior to Closing to help facilitate the release of information to the public.

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4.	Expenses. Each Party will each be responsible for its own legal and accounting fees and other out-of-pocket costs and expenses related to the negotiation, due diligence, documentation and closing of the Transaction.

5.	No Shop/Exclusivity. Company agrees that neither it, nor any of its stockholders or Representatives shall, directly or indirectly, through affiliates or otherwise, enter into or conduct or participate in discussions, or furnish information to, any other person, or solicit or initiate or continue any negotiations, proposals or offers of any kind with respect to a sale of the equity interests or assets of the Company or a merger, consolidation, business combination, recapitalization, financing, liquidation, dissolution or similar transaction involving the Company or any other transaction which would prevent or impede the completion of the Transaction on or after the date first written above and prior to the termination of this Letter in accordance with paragraph 10 hereof, except in furtherance of the Transaction with Acquiror.

6.	Representations, Warranties and Indemnities. In the Definitive Agreement, among other customary terms and conditions, the Company will provide representations, warranties and indemnities as are customary in this type of transaction covering, among other things, the assets, liabilities, operations, agreements, and business of the Company, and representations and warranties regarding the ownership of the Company, authority to enter into, and the enforceability of the Definitive Agreements against the Company. The Definitive Agreements will provide for the Company to defend and indemnify Acquiror and hold Acquiror harmless from and against any breaches of the warranties, representations and covenants of the Company and any other matters expressly and specifically identified by Acquiror in its due diligence to- the extent set forth in the Definitive Agreement. The Acquiror shall provide representations, indemnities and warranties as are customary in this type of transaction. The final form of all representations, warranties and indemnities will be subject to the approval of legal counsel to the Parties.

7.	Closing Cooperation. The parties will use commercially reasonable efforts to close the transaction on or before February 28, 2022 (the “Closing Date”). Each Party also intends to negotiate the Definitive Agreement, perform and facilitate all due diligence and take all other steps in a timely fashion so as to facilitate the Closing on or before the proposed Closing Date.

8.	Due Diligence: Access to Personnel, Books and Records. At all times prior to the consummation of the Transaction or the earlier termination of this Letter in accordance with paragraph 10, the Company shall afford to Acquiror and its representatives, agents and employees such access to the Company’s management and key personnel, books and records, agreements, licenses and any other information directly related to the proposed Transaction that may be reasonably requested. The consummation of the Transaction is contingent on the satisfactory completion of due diligence, in Acquiror’s sole discretion, that would include, but is not limited to, the customary review of operating and financial information, due diligence on assets, environmental, organizational and other business and legal issues, and interviews of the Company’s material customers and suppliers, which interviews shall be coordinated through the Company so as not to unreasonably interfere with the Company’s relationships with its customers and suppliers.

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9.	Limited Binding Effect. Except as to the provisions of paragraphs 2, 4, 5, 9, 10, 11, 13 and 14 hereof (which provisions are binding and enforceable against the Parties in accordance with their terms), the Parties understand and agree that (i) this LOI does not create and is not intended to create a binding and enforceable contract between the Parties, and may not be relied upon by either Party as the basis for a contract by estoppel or otherwise, but rather evidences a non-binding expression of understanding to endeavor without obligation to negotiate the mutually agreeable Definitive Agreement; and (ii) this LOI sets forth the Parties’ current understanding which may be set out in a binding fashion in the Definitive Agreement to be executed at a later date, if the Parties are successful in negotiating the same in form and substance mutually satisfactory to Buyer and the Company in their respective discretion. The execution of the Definitive Agreement and the Closing are conditioned upon, among other customary conditions, (i) the results of any additional due diligence review of the Company to Acquirors satisfaction, in its reasonable discretion, (ii) the final approval of the Transaction and the terms of the Definitive Agreement by Acquiror's board of directors, and (iii) third party and regulatory approvals, if required.

10.	Termination. This Letter shall terminate (unless extended by mutual written agreement of the Parties) upon the earliest to occur of (i) written notice of such termination by Acquiror to the Company at its sole discretion specific to unsatisfactory Due Diligence, (ii) execution of the Definitive Agreement, or (iii) March 31, 2022; provided, however, that the provisions of paragraphs 2, 4, 5, 9, 10, 11, 13 and 14 shall survive any termination of this Letter.

11.	No Oral Agreements. Subject to the foregoing, this Letter sets out the understanding of the Parties as of this date, and there are no other written or oral agreements or understandings among the Parties and no agreement shall be deemed entered into as a result of the course of conduct of either Party. No modification or amendment to this Letter may be made except by an instrument in writing signed by duly authorized officers or agents of all of the Parties executing this Letter.

12.	Conditions to Closing. The closing of this Transaction shall be subject to satisfaction of customary conditions to closing, including satisfaction with Acquiror’s business, legal, and accounting due diligence investigations and review of the Company.

13.	Governing Law. This Letter will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, excluding any conflict of law provisions that would render the law of another jurisdiction applicable. The Parties agree that any disputes regarding this Letter shall be subject to the exclusive jurisdiction of the state and federal courts located in Commonwealth of Pennsylvania, Lehigh County.

14.	Counterparts. This Letter may be executed in one or more counterparts, including by email in portable document format, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

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If the terms and conditions of this Letter reflect our mutual understanding and intentions, please sign and return the enclosed counterpart of this Letter before 5:00pm, Eastern Time, on January 24, 2022.

Sincerely,

Yuengling’s Ice Cream Corporation

By: /s/ Robert C. Bohorad

Robert C. Bohorad, President & CEO

AGREED AND ACCEPTED:

This 24 day of January, 2022

Company:

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By: [***]

Name: [***]

Title: [***]

Attest: [***]

Name: [***]

Title: [***]

“Attachment A”

Term Sheet

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Seller	[***] (the “Company”).
Purchaser	Yuengling’s Ice Cream Corporation (“Acquiror”) or a new entity to be formed by the Acquiror.
Transaction	Sale of certain assets of the Company identified on Exhibit 1 (collectively, the “Assets”).
Closing Date	The parties will use commercially reasonable efforts to close the transaction on or before February 28, 2022 (the “Closing Date”).
Consideration

Acquiror proposes the following values associated with the Assets to be paid by Acquiror on the Closing Date.

Inventory: $165,000 (approximately)

Equipment: $250,000

Truck Route and Sales to [***]: $150,000-$200,000 – Final value is contingent on receiving additional financial information relating to the costs and sales of the truck route and [***] products.

The proposed value of the Assets is $565,000 - $615,000 (the “Purchase Price”); provided, however, that the Purchase Price remitted to the Company on the Closing Date shall be reduced by the amount of the Holdback, as provided herein.

Closing Deliverables

At the Closing, Company and Acquiror agree to enter into the following agreements:

Production Agreement: Acquiror agrees to produce and sell its ice cream to the Company upon terms and conditions mutually agreeable to the Parties.

License Agreement: Acquiror agrees to license the “[***]” name from the Company upon terms and conditions mutually agreeable to the Parties (as defined in the License Agreement).

Lease Agreement: The Parties agree that [***] will lease space to Acquiror upon terms and conditions mutually agreeable to the Parties. The leased premises may include, but are not limited to office space, production space, freezer space, kitchen space, storage space and refrigerator space.

Staffing Agreement: As a condition to Closing, Company and Acquiror shall enter into a mutually agreeable staffing agreement to provide Acquiror the services of key employees of the Company identified by Acquiror.

Right of First Refusal	The Company agrees that the Acquiror shall have the right to acquire the Company’s remaining assets or equity of the Company upon terms and conditions mutually agreeable to the Parties set forth in the Definitive Agreement.
Bank Consent	As a condition to Closing, the Company will obtain the consent of [***] Bank to the sale of the Assets to Acquiror.

Indemnities

▪  Representations and warranties of the Parties shall survive Closing as defined in the Definitive Agreement.

▪  The Company agrees that, for a period of 12 months commencing on the Closing Date, a portion of the Purchase Price shall be held in escrow for the purpose of securing the satisfaction of any deficiencies expressly and specifically identified the Definitive Agreement, as a result of Acquiror’s due diligence (the “Holdback”). The terms, conditions and release of the Holdback will be set forth in a mutually agreeable Escrow Agreement.

▪  Claims on representations in the Definitive Agreement shall be capped at the amount of the Purchase Price.

Non-Compete / Non-Solicitation	The principals of the Company will be bound by a three-year non-compete/non-solicitation/confidential information agreement (the “General Non-Compete”). Among other customary provisions, the General Non-Compete will restrict the principals of the Company from (a) participating, directly or indirectly, as an owner, employee (or in a similar function) or lender of any entity (other than the Company) that is in the business of producing ice cream; or (b) directly or indirectly advising or consulting with customers of the Company with respect to the production of ice cream. The geographic restrictions and other terms of the General Non-Compete shall be negotiated by the Parties.
Basis of Proposal

Acquiror’s proposal set forth herein assumes that (i) the Company has been run in the ordinary course from July 1, 2021 through the Closing Date such that the Company has not incurred a material reduction of its asset base and (ii) there has been no material adverse change in the Company’s operations, business prospects, or financial condition since July 1, 2021. Other assumptions upon which this proposal is based are as follows:

▪  Financial and other information disclosed by the Company accurately represent the historical performance and condition of the Assets

▪  Assets of the Company are in good repair and working condition (ordinary wear and tear excepted) and will meet the historical and current requirements of the Company and Acquiror

▪  Prior to Closing, the Company will conduct its operations in the normal course, consistent with past practices and the management plan

▪  To the best of the Company’s knowledge, no material threatened or actual litigation that could be expected to create a liability for the Company exists

▪  To the best of the Company’s knowledge, no material environmental liabilities, product liability claims, or other material unrecorded liabilities exist

EXHIBIT 1

PRELIMINARY ASSET DETAIL

INVENTORY

ICE CREAM TRUCK

STEP VAN

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ICE CREAM MACHINE

   IC PROCESSOR

   IC MUTATOR

   IC PUMP

   IC BLADES

   IC PUMPS

   IC PARTS

[***] MACHINE

LABEL SYSTEM

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FRUIT FEEDER

       FRUIT FEEDER PUMP

RIPPLE PUMP

MIX VAT 1

MIX VAT 2

MIX TANK PUMP

HOMOGINIZER

VAT 1

VAT 2

VAT 3

MILK TANK

SWEET WATER TANK

   SWEET WATER TANK PUMP

   SWEET WATER TANK COMPRESSOR

DATE CODER

  DATE CODER PRINT HEAD

VALUE OF WHS BUS

2 STERILIZATION TANKS

CAN WASHER

MILK CANS

MILK CANS

BASKETS

BASKETS

CHART RECORDER

CHART RECORDER

misc pipes/parts

pallet jack